Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(in millions, except ratio)	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$990	$461	$94	$(6,991)	$(4,919)
Adjustments:
Fixed charges	2,656	2,377	2,118	1,474	1,487
Amortization of capitalized interest	49	35	34	34	31
Capitalized interest	(230)	(81)	(5)	(9)	(24)
Earnings available for fixed charges	$3,465	$2,792	$2,241	$(5,492)	$(3,425)
Fixed charges and combined fixed charges and preferred stock dividends:
Interest expense including capitalized interest	$1,726	$1,433	$1,229	$686	$694
Portion of rent expense representative of interest (1)	930	944	889	788	793
Fixed charges	$2,656	$2,377	$2,118	$1,474	$1,487
Dividends on preferred stock (pre-tax)	73	—	—	—	—
Combined fixed charges and preferred stock dividends	$2,729	$2,377	$2,118	$1,474	$1,487
Ratio of earnings to fixed charges (2)	1.30	1.17	1.06	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends (2)	1.27	1.17	1.06	—	—

(1)	The portion of total rental expense that represents interest factor is estimated to be 33%.

(2)
Due primarily to T-Mobile USA, Inc.'s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. T-Mobile, Inc. would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.